FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 4th of October, 2004

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	October 4th, 2004	By:	/s/ Etan Mogilner
Associate General Counsel

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	SanDisk Contacts	M-Systems Contacts
Investor Contact:	Lori Barker Padon	Jeff Corbin
	(408) 542-9565	(212) 896-1214

Media Contact:	Mike Wong	Bryan Sherlock
	(408) 548-0223	(949) 224-4035

FOR IMMEDIATE RELEASE

M-Systems and SanDisk Sign Strategic Agreement

for Next Generation USB Flash Drives

New Jointly Developed Industry Standard Will Enable Third Party Developers to Access Innovative Flash Drive Intelligence and Easily Design Powerful Applications

FREMONT and SUNNYVALE, Calif. - Sept. 7, 2004 - M-Systems Flash Disk Pioneers Ltd. (NASDAQ: FLSH) and SanDisk® Corporation (NASDAQ: SNDK) today announced that they have signed a strategic collaboration and patent cross-license agreement to jointly develop and promote the next-generation USB flash drive platform. The collaboration will establish technology standards to enhance the usability and functionality of USB flash drives in a wide range of applications. The collaboration also opens the door to a standardized platform on which third party software application developers can develop powerful new applications for consumer and enterprise use.

Both companies will contribute to the new USB flash drive standard their considerable patents and other intellectual property in removable flash storage -- M-Systems as the founding technology developer and driver of the USB flash drive category and SanDisk as the pioneer and worldwide leader of flash cards. Once the new standard is established, the two companies intend to license it to foster industry-wide adoption.

"This collaboration signals the birth of the next generation of USB flash drive technology," said Dov Moran, president and CEO of M-Systems. "Combining SanDisk`s marketing and standards-setting expertise with M-Systems` USB flash drive innovation and market position will ensure a feature rich product that will provide true added-value to users and businesses."

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"SanDisk and M-Systems share a common vision of a world in which computing revolves around the user and their portable storage needs," said Eli Harari, president and CEO of SanDisk. "We have a great deal of respect for M-Systems` product innovations and are confident that the combined strengths of SanDisk and M-Systems will create a compelling new standard in USB flash drives that should enable exciting new applications and new market segments that will unleash the creative power of independent, third party developers worldwide."

Details of the new standard will be revealed at the Consumer Electronics Show (CES) in January 2005. Both companies expect the first products based upon the new standard to be introduced through select channels soon after.

"Our collaboration with SanDisk represents an evolution of our current Smart DiskOnKey Platform to a new and much more powerful standard platform that will enable M-Systems to realize its vision on a larger scale," said Arnon Dinur, vice president and general manager of M-Systems` DiskOnKey division. "The new standards will accelerate the already rapid growth of the category by offering unparalleled value through a wealth of exciting applications for the user."

According to Gartner, a research and advisory firm, the market for USB flash drives is expected to grow from $572 million this year to $1.7 billion in 2007.

"The market for USB flash drives has grown dramatically in the last 2 years. With it has come a raft of innovative add-on software applications to improve functionality beyond the floppy disk replacement. Up to now, these software applications have been largely developed as point products -- requiring customization for each USB drive design. The new collaboration between M-Systems and SanDisk opens the door for much more powerful and standardized applications to be developed across a wide range of products from multiple vendors and independent third party developers. This is one of the keys to the collaboration and will be a huge driver of the category in the coming years," said Wes Brewer, vice president for consumer product marketing at SanDisk.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets. M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey product and the multimedia mobile handset market with its Mobile DiskOnChip products. For more information, please contact M-Systems at www.m-systems.com.

About SanDisk

SanDisk Corporation, the world`s largest supplier of flash storage card products, designs, manufactures and markets industry-standard, solid-state data, digital imaging and audio storage products using its patented, high-density flash memory and controller technology. SanDisk is based in Sunnyvale, CA. www.sandisk.com

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Forward-Looking Statements

This news release contains certain forward-looking statements, including the companies` plans for the next generation USB flash drives that are based on their respective current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate and may significantly and adversely affect their respective business, financial condition and results of operations. Risks that may cause these forward-looking statements to be inaccurate include among others: market demand for next generation USB flash drives may not materialize, or may grow more slowly than each company`s expectations or experience a slower adoption rate for these products in new markets that the companies are each targeting, technological difficulties in designing, manufacturing or interoperating the next generation USB flash drives, competition from competing standards, interruptions or delay in supply from any of the semiconductor manufacturing facilities that supply products to each company, future average selling price may be lower than each company`s expectations, competition from other device manufacturers, host manufacturers or from operating system vendors, higher than anticipated marketing and product launch costs, adverse global economic and geo-political conditions and the other risks detailed from time-to-time in each company`s Securities and Exchange Commission filings and reports, including, but not limited to, M-Systems` Form 20-F for the year ended December 31, 2003 and its reports on Form 6-K and SanDisk`s Form 10-K for the year ended December 28, 2003 and its quarterly reports on Form 10-Q. Future results may differ materially from those previously reported. Neither company undertakes or intends to update the information contained in this release.

SanDisk`s web site/home page address: www.sandisk.com
M-Systems' web site/home page address: www.m-systems.com
Images of SanDisk products are available at www.sandisk.com/about/media.asp#photos.
Images of M-Systems products are available at www.m-systems.com/content/Corporate/Press/photos.asp.
SanDisk and the SanDisk logo are trademarks of SanDisk Corporation, registered in the US and other countries. M-Systems, the M-Systems logo, DiskOnKey and DiskOnChip are trademarks or registered trademarks of M-Systems Flash Disk Pioneers Ltd. Other brand names mentioned herein are for identification purposes only and may be trademarks of their respective holder(s).

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